UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BioSig Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

12424 Wilshire Blvd, Ste 745
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

BioSig Technologies, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the period ended December 31, 2024, within the prescribed period. The compilation, dissemination and review of the financial information required to be presented in the Form 10-K has imposed time constraints on the Company’s management that have rendered timely filing of the Form 10-K impractical without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony Amato	(203)	409-5444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the twelve months ended December 31, 2024, compared to twelve months ended December 31, 2023, the Company expects to report the following results of operations (dollars in thousands, other than per share numbers): Revenue for the year ended December 31, 2024, totaled approximately $40 comprised of product sales of Nil and recognized service revenue of $40, as compared to $18 comprised of product sales of Nil and recognized service revenue of $18 for the year ended December 31, 2023. Cost of sales for the year ended December 31, 2024 and 2023, was Nil. Gross profit for the year ended December 31, 2024, was approximately $40 or 100.0% as compared to $18 or 100.0% for the year ended December 31, 2023. Research and development expenses for the twelve months ended December 31, 2024, were approximately $832, a decrease of approximately $4,260 or 83.66%, from $5,092 for the twelve months ended December 31, 2023. While the Company does not expect material changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s financial statements as of and for the year ended December 31, 2024.

Special Note About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding that the Company expects to file its quarterly report on Form 10-K on or before the fifteenth calendar day following its prescribed due date, and the results of operations and the events that led to such results expected to be presented therein. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Form 10-K, and that the Company’s actual operating results may differ materially from these estimates upon completion of management’s review of the financial statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25.

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BioSig Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2025	By	/s/ Anthony Amato
		Name:	Anthony Amato
		Title:	Chief Executive Officer

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